Exhibit 4.3

Termination Agreement

This Termination Agreement (“Agreement”) is entered into on April 28, 2016, by and between Siliconware Precision Industries Co., Ltd. (hereinafter referred to as “SPIL”), a company incorporated under the laws of Taiwan, R.O.C.; and Tsinghua Unigroup Ltd. (hereinafter referred to as “Tsinghua”), a company incorporated under the laws of China, P.R.C.; SPIL and Tsinghua hereinafter each refers to as a “Party” and collectively as the “Parties.”

WHEREAS on December 11, 2015, SPIL and Tsinghua entered into a Share Exchange Agreement (“Share Exchange Agreement”), under which the Parties agreed that SPIL would issue common shares to be subscribed by a company substantially controlled by Tsinghua (hereinafter referred to as the “Subscriber”), and Tsinghua also agreed that the Subscriber would subscribe the common shares from SPIL. The Parties executed a supplementary agreement (“Supplemtary Agreement”) afterwards to amend the Share Exchange Agreement.

WHEREAS on December 11, 2015, SPIL and Tsinghua entered into a Strategic Alliance Agreement (“Strategic Alliance Agreement”), under which the Parties desired to form a strategic alliance by establishing a long term collaboration to support each other through resources and network sharing in order to seek expansion and growth of enterprise.

NOW THEREFORE, IN WITNESS WHEREOF, by taking into consideration the subjective and objective factors and obstacles its performance, the Parties have now agreed to enter into this Agreement to terminate the Share Exchange Agreement, Supplementary Agreement, and Strategic Alliance Agreement (hereinafter altogether referred to as the “Objective Agreements”):

1.	Upon the execution of this Agreement, the Parties agree to terminate the Share Exchange Agreement and Supplementary Agreement in accordance with the Article 8.1(1) of the Share Exchange Agreement; the Parties also agree to terminate the Strategic Alliance Agreement in accordance with the Article 2.2 (1) of the Strategic Alliance Agreement.

2.	The Parties have a duty of confidentiality as set forth in Article 10.10 of the Share Exchange Agreement and Article 3.9 of the Strategic Agreement, and such duties shall not be discharged even after the execution of this Agreement.

3.	The Parties confirm that there has been no breach of contract or any disputes arisen from the Objective Agreements. Unless otherwise set forth under this Agreement, upon execution of this Agreement, the Parties agree:

(1)	To permanently terminate and waive the other Party, its successors, inheritors, mother company, beneficiary, as well as its managers, directors, employees, surrogates, representatives, shareholders, and its appointees, from any and all related responsibilities.

(2)	To not voluntarily and to cause any third party to bring any legal action or lawsuits against the other Party’s chairman, managers, employees, and/or managers (hereinafter referred to as “the other Party’s relevant personnel”) with regards to the Objective Agreement (including but not limited to filing any complaints, denounces, appeals, reports, claims, requests, petitions, or lawsuits, etc.)(hereinafter referred to as “Dispute Process”)

(3)	To respectively announce and guarantee that if there shall be any possible Dispute Process undergoing, the Parties have already informed and provided all documents, information and materials to the other Party prior to the execution of the Agreement. The Parties also agree that, by the beginning of the following business day upon the execution of this Agreement, they shall voluntarily or cause all related personnel to withdraw, revoke, and/or by all means voluntarily terminate the Disputes Process, and provide relevant written proof to the other Party.

(4)	To abandon any existing civil, administrative, criminal claims and all other claims (whether known or unknown, certain or uncertain) under the Objective Agreement, and also agree not to bring any claim or request against the other Party or its relevant personnel.

4.	This Agreement shall be governed under the laws of Taiwan, R.O.C., and shall be interpreted accordingly. Any disputes arisen from or related to this Agreement shall be resolved through negotiation by the Parties. If negotiation shall fail, then either Party shall have the right to issue a notice to the other Party (hereinafter referred to as the “Dispute Notice”) which must contain the contents of the disputes. If all Parties cannot resolve the disputes amicably within sixty (60) days upon the issuance of the Dispute Notice, then either Party shall have the right to submit the disputes to the International Chamber of Commerce of the Hong Kong International Arbitration Center, HKIAC, where the dispute shall be arbitrated by a panel of three (3) arbitrators. Each Party shall appoint one (1) arbitrator, and together the two (2) arbitrators will mutually appoint the third arbitrator. The language used during arbitration shall be Mandarin. The contents and procedure of the arbitration shall be kept strictly confidential. The rulings of the arbitration shall be final and binding on both Parties. The Party receiving the disfavoring ruling shall bear all relevant costs and expenses, including attorney fees.

5.	The Agreement shall be executed in two (2) counterparts, which SPIL and Tsinghua shall each keep one (1) copy as proof.

Silicon ware Precision Industries Co., Ltd.	Tsinghua Unigroup Ltd.

Name: Bough Lin	Name: Wei-Guo Zhao
Title: Chairman	Title: Chairman